                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-65244


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED OCTOBER 9, 2001)

                                  LENNAR LOGO

                                  $350,000,000

                               LENNAR CORPORATION

                          5.950% SENIOR NOTES DUE 2013
                                ----------------
     The Notes will bear interest at the rate of 5.950% per year. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, beginning on September 1, 2003. The Notes will mature on March 1, 2013. We may redeem some or all the Notes at any time. The redemption prices are discussed under the caption "Description of Notes -- Redemption at Our Option." The Notes will not have the benefit of any sinking fund.

     The Notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. Substantially all of our subsidiaries, other than finance company subsidiaries, will guarantee the Notes.
                                ----------------
     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS," BEGINNING ON PAGE S-7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                                ----------------

                                                              PER NOTE      TOTAL
                                                              --------   ------------
Public Offering Price(1)                                       98.287%   $344,004,500
Underwriting Discount                                           0.650%   $  2,275,000
Proceeds to Us (before expenses)                               97.637%   $341,729,500

---------------

(1) Plus accrued interest, if any, from February 5, 2003.
                                ----------------
     The underwriters expect to deliver the Notes to purchasers on or about February 5, 2003.
                                ----------------
                          Joint Book Running Managers

SALOMON SMITH BARNEY                              BANC ONE CAPITAL MARKETS, INC.
                                ----------------
                              Joint Lead Managers

BANC OF AMERICA SECURITIES LLC    DEUTSCHE BANK SECURITIES   WACHOVIA SECURITIES
                                ----------------
COMERICA SECURITIES            CREDIT LYONNAIS SECURITIES            UBS WARBURG
January 31, 2003

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Forward-Looking Information.................................   S-1
The Company.................................................   S-2
Recent Developments.........................................   S-3
The Offering................................................   S-4
Summary Financial Information...............................   S-5
Risk Factors................................................   S-7
Use of Proceeds.............................................   S-9
Capitalization..............................................  S-10
Description of Notes........................................  S-11
Underwriting................................................  S-21
Legal Matters...............................................  S-22
Independent Auditors........................................  S-22

                            PROSPECTUS
Forward-Looking Information.................................     i
Lennar......................................................     1
Use of Proceeds.............................................     1
Ratio of Earnings to Fixed Charges..........................     1
Description of Debt Securities..............................     2
Description of Warrants.....................................     5
Description of Common Stock and Preferred Shares............     5
Description of Participating Preferred Stock................     7
Description of Depositary Shares............................     7
Legal Matters...............................................     8
Experts.....................................................     8
Incorporation of Certain Documents by Reference.............     9
Information We File.........................................     9

                          FORWARD-LOOKING INFORMATION

     We make forward-looking statements in this prospectus supplement, the related prospectus and our filings with the Securities and Exchange Commission. By their nature, forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those which the statements anticipate. Factors which may affect our results include, but are not limited to, changes in general economic conditions, the market for homes and prices for homes generally and in areas where we have developments, the availability and cost of land suitable for residential development, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting our operations. See our reports filed with the Securities and Exchange Commission and "Risk Factors" beginning on page S-7 for a further discussion of these and other risks and uncertainties applicable to our business.

                                  THE COMPANY

     We are one of the nation's largest homebuilders and a provider of financial services. Our homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through unconsolidated partnerships. Our financial services subsidiaries provide mortgage financing, title insurance, closing services and insurance brokerage services for both buyers of our homes and others and sell the loans they originate in the secondary mortgage market. These subsidiaries also provide high-speed Internet access, cable television and alarm monitoring services to residents of communities we develop and others.

     The following is a summary of our growth history:

     1954 -- Founded as a Miami homebuilder.

     1972 -- Entered the Arizona homebuilding market.

     1986 -- Acquired Development Corporation of America in Florida.

     1991 -- Entered the Texas homebuilding market.

     1995 -- Entered the California homebuilding market through the acquisition of Bramalea California, Inc.

     1996 -- Expanded in California through our acquisition of Renaissance
             Homes, Inc., significantly expanded our operations in Texas with the acquisition of the assets and operations of Houston-based Village Builders and Friendswood Development Company and acquired Regency Title.

     1997 -- Continued our expansion in California through homesite acquisitions and unconsolidated partnership investments. Also acquired Pacific Greystone Corporation, which further expanded our operations in California and Arizona and brought us into the Nevada homebuilding market.

     1998 -- Acquired the properties of two California homebuilders, ColRich
             Communities and Polygon Communities, acquired a Northern California homebuilder, Winncrest Homes, and acquired North American Title.

     1999 -- Acquired Southwest Land Title and Eagle Home Mortgage.

     2000 -- Acquired U.S. Home Corporation, which expanded our operations into
             New Jersey, Maryland/Virginia, Minnesota, Ohio and Colorado and strengthened our position in other states, and acquired Texas Professional Title.

     2002 -- Acquired Patriot Homes, Sunstar Communities, Don Galloway Homes,
             Genesee Company, Barry Andrews Homes, Cambridge Homes, Pacific Century Homes, Concord Homes and Summit Homes, which expanded our operations into the Carolinas and the Chicago, Baltimore and Central Valley, California homebuilding markets and strengthened our position in several of our established markets. We also acquired Sentinel Title.

     Our revenues from homebuilding operations increased to $6.8 billion in fiscal 2002 from $2.2 billion in fiscal 1998, which represents a compound annual growth rate of 33%. Over the same period, our net earnings grew to $545 million from $144 million, a compound annual growth rate of 39%. We delivered 27,393 homes in fiscal 2002 compared with 23,899 homes in fiscal 2001 and 10,777 homes in fiscal 1998. At November 30, 2002, the dollar value of our backlog of homes under contract totaled $3.2 billion (12,108 homes), compared with $2.0 billion (8,339 homes) at November 30, 2001.

                              RECENT DEVELOPMENTS

     During fiscal 2002, we acquired nine homebuilding companies for a total of approximately $600 million, including debt of the acquired companies. Among other things, these acquisitions brought us for the first time into the Carolinas and into the Chicago, Baltimore and Central Valley, California homebuilding markets which added to our operations in that state. On January 30, 2003, we completed our acquisition of Seppala Homes, a South Carolina homebuilder.

     During fiscal 2002, Leonard Miller, one of our founders, passed away. Because of that, voting control of a majority in voting power of our outstanding stock was transferred to Stuart Miller, who since 1997 has been our President and Chief Executive Officer.

     We are always looking at the possibility of acquiring homebuilding or similar companies or their assets. We frequently enter into confidentiality agreements before we begin our exploratory evaluations of possible acquisition opportunities. At January 31, 2003, we were a party to confidentiality agreements relating to a number of homebuilding and other companies, including several publicly held companies. Our exploratory evaluations under these or future confidentiality agreements may result in acquisition transactions. However, at the date of this prospectus supplement, we were not engaged in full scale due diligence, and were not discussing transaction terms, regarding any company or companies that would materially affect our balance sheet or our income statement.

     Our willingness to use Common Stock in acquisitions, or to sell Common Stock, could be adversely affected by the fact that if at any time our Class B Common Stock (which entitles holders to ten votes per share, is essentially non-transferable other than through conversion into Common Stock and is almost entirely owned by entities controlled by Stuart Miller, our President and Chief Executive Officer, and his family) is less than 10% of the outstanding Common Stock and Class B Common Stock taken together, all the Class B Common Stock will automatically be converted into Common Stock. We are considering possible ways of changing our capital structure to facilitate acquisitions and equity offerings, including possible ways to increase the number of outstanding shares of Class B Common Stock, in order to increase the number of shares of Common Stock we could issue.

                                  THE OFFERING

     The summary below describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to limitations and exceptions. The "Description of Notes" section of this prospectus supplement contains a more detailed description of the terms and conditions of the Notes.

Securities Offered............   $350,000,000 aggregate principal amount of
                                 5.950% Senior Notes due 2013.

Maturity Date.................   March 1, 2013.

Interest Payment Dates........   Payable semi-annually on March 1 and September
                                 1 of each year, beginning September 1, 2003.

Sinking Fund..................   None.

Ranking.......................   The Notes are our senior unsecured obligations.
                                 They have the same priority as all our other unsecured and unsubordinated indebtedness.
                                 However, the Notes are in effect subordinate to the obligations of our subsidiaries who are not guarantors and to our obligations that are secured to the extent of the security. As of November 30, 2002, we had $1.015 billion of secured indebtedness outstanding.

Guarantees....................   Substantially all of our current subsidiaries,
                                 other than our finance company subsidiaries, will guarantee the Notes. However, the guarantees by particular subsidiaries will be suspended during any period when they are not guaranteeing at least $75 million, in the aggregate, of parent company debt (other than the Notes) and debt of other guarantors.

Optional Redemption...........   We may redeem any or all of the Notes at any
                                 time at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the comparable Treasury rate plus 30 basis points, plus, in each case, accrued and unpaid interest on the Notes to the redemption date.

Certain Indenture
Provisions....................   The Indenture governing the Notes will contain
                                 covenants limiting our and some of our
                                 subsidiaries' ability to create liens securing indebtedness or enter into sale and leaseback transactions. These covenants are subject to important exceptions and qualifications. See
                                 "Description of Notes -- Certain Covenants."

Use of Proceeds...............   We will add the net proceeds from the sale of
                                 the Notes to our general working capital so that the net proceeds will be available for use in our operations, for acquisitions and to purchase or repay outstanding indebtedness.
                                 Until we use the net proceeds for these or other purposes, we may invest the proceeds in short-term, interest-bearing investments. See
                                 "Use of Proceeds."

Risk Factors..................   Investing in the Notes involves risks. See
                                 "Risk Factors" for a description of certain risks you should consider before investing in the Notes.

                         SUMMARY FINANCIAL INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table contains summary financial and operating information about us. The financial information at or for the year ended November 30, 2002 has been derived from unaudited financial statements which are in the process of being audited. In the opinion of our management, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited period.

     The summary financial and operating information at or for the years ended November 30, 1998 through 2001 has been derived from our audited consolidated financial statements. The historical financial information should be read in conjunction with our annual report on Form 10-K for the fiscal year ended November 30, 2001 and our quarterly reports on Form 10-Q for fiscal 2002, which are incorporated by reference into the prospectus which accompanies this prospectus supplement.

                                                 AT OR FOR THE YEARS ENDED NOVEMBER 30,
                                       -----------------------------------------------------------
                                          2002         2001        2000        1999        1998
                                       -----------   ---------   ---------   ---------   ---------
                                       (UNAUDITED)
RESULTS OF OPERATIONS:
  Revenues:
     Homebuilding....................  $6,835,583    5,603,947   4,390,034   2,849,207   2,204,428
     Financial services..............  $  484,219      425,354     316,934     269,307     212,437
     Total revenues..................  $7,319,802    6,029,301   4,706,968   3,118,514   2,416,865
  Operating earnings:
     Homebuilding....................  $  979,623      785,626     480,796     340,803     283,369
     Financial services..............  $  127,611       89,131      43,595      31,096      33,335
  Corporate general and
     administrative expenses.........  $   85,958       75,831      50,155      37,563      28,962
  Earnings before provision for
     income taxes....................  $  875,709      679,423     375,635     285,477     240,114
  Net earnings.......................  $  545,129      417,845     229,137     172,714     144,068
  Net earnings per share (diluted)...  $     7.72         6.01        3.64        2.74        2.49
FINANCIAL POSITION:
  Inventories........................  $3,237,577    2,416,541   2,301,584   1,274,551   1,198,553
  Total assets.......................  $5,755,633    4,714,426   3,777,914   2,057,647   1,917,834
  Homebuilding debt..................  $1,585,309    1,505,255   1,254,650     523,661     530,630
  Financial services debt............  $  862,618      707,077     448,860     278,634     268,208
  Total debt.........................  $2,447,927    2,212,332   1,703,510     802,295     798,838
  Stockholders' equity...............  $2,229,157    1,659,262   1,228,580     881,499     715,665
OTHER DATA:
  Depreciation and amortization......  $   47,031       48,383      44,267      38,956      25,264
  Interest incurred(1)...............  $  130,597      127,926     117,444      54,640      50,464
  Ratio of earnings to fixed
     charges.........................         6.7          5.3         3.5         4.7         4.7
  Homebuilding debt as a percentage
     of total capitalization(2)......          42%          48%         51%         37%         43%
  Homebuilding net debt as a
     percentage of total
     capitalization(3)...............          28%          29%         44%         33%         41%
  EBITDA(4):
     Homebuilding....................  $  933,444      748,528     464,499     332,745     275,169
     Consolidated(5).................  $1,068,307      847,309     518,502     373,292     313,006
  Homebuilding EBITDA to interest
     incurred(1).....................         7.1          5.9         4.0         6.1         5.5
  Consolidated EBITDA to interest
     incurred(1)(5)..................         8.2          6.6         4.4         6.8         6.2

                                                 AT OR FOR THE YEARS ENDED NOVEMBER 30,
                                       -----------------------------------------------------------
                                          2002         2001        2000        1999        1998
                                       -----------   ---------   ---------   ---------   ---------
                                       (UNAUDITED)
DELIVERY AND BACKLOG INFORMATION
  (INCLUDING UNCONSOLIDATED
     PARTNERSHIPS):
  Number of homes delivered..........      27,393       23,899      18,578      12,606      10,777
  Backlog of home sales
     contracts(6)....................      12,108        8,339       8,363       2,903       4,100
  Dollar value of backlog(6).........  $3,200,000    1,982,000   2,072,000     662,000     840,000

---------------

(1) Interest incurred excludes all interest on financial services debt.

(2) Total capitalization for purposes of this ratio represents homebuilding debt and stockholders' equity. It does not reflect the issuance of the Notes.

(3) Total capitalization for purposes of this ratio represents homebuilding net debt and stockholders' equity. It does not reflect the issuance of the Notes. Homebuilding net debt is homebuilding debt net of homebuilding cash.

(4) Earnings before deductions for interest, taxes, depreciation and amortization, or EBITDA, is provided because it is a measure commonly used to evaluate a company's ability to service its indebtedness. EBITDA is presented to enhance the understanding of our operating results and is not intended to represent cash flows or results of operations in accordance with accounting principles generally accepted in the United States, or GAAP, for the periods indicated. EBITDA is not a measurement under GAAP and is not necessarily comparable with similarly titled measures of other companies.

(5) Consolidated EBITDA includes financial services operating earnings before financial services depreciation and amortization. We do not add back interest expense of our financial services subsidiaries to calculate consolidated EBITDA.

(6) Backlog is the number of homes subject to pending sales contracts, some of which are subject to contingencies. Although contracts relating to these homes were executed, there can be no assurance that the sales will be completed.

                                  RISK FACTORS

     The following factors should be given particular consideration by people considering an investment in the Notes.

     - We are subject to the cyclical nature of the home sales market. The residential homebuilding industry is cyclical and is highly sensitive to changes in general economic conditions, such as levels of employment, consumer confidence and income, availability of financing, interest rate levels and demand for housing. The resale market for used homes, including foreclosed homes, also affects the sale of new homes or cancellation of contracts in backlog.

       Although the homebuilding business historically has been cyclical, it has not undergone a down cycle in a number of years. This has led some people to assert that the prices of homes and the stocks of homebuilding companies are overvalued and will decline when the market for new homes begins to weaken. A decline in prices of stocks of homebuilding companies could make it more difficult and more expensive for us to raise funds through stock issuances if we needed funds to meet our obligations or otherwise wanted to do so.

     - We could be affected by prices or shortages of materials or by weather conditions. The residential homebuilding industry has, from time-to-time, experienced fluctuating lumber prices and supply, as well as shortages of other materials and labor, including insulation, drywall, concrete, carpenters, electricians and plumbers. Delays in construction of homes due to these factors or due to weather conditions could have an adverse effect upon our operations.

     - We are dependent on the availability of suitable land. Our ability to build homes depends upon our being able to acquire at acceptable prices land that is suitable for residential development in the areas in which we want to build homes. Because of this, we maintain, directly or through partnerships or similar arrangements, a significant inventory of land, much of which is undeveloped or only partially developed.

     - We could be affected by government regulations. All our businesses are subject to substantial government regulation. In particular, the homebuilding business is subject to government regulations relating to land use, water rights, construction materials, building design and minimum elevation of properties, as well as a variety of environmental matters. Changes in government regulations often increase the cost of building homes in areas in which we have communities and could prevent entirely the building of new homes in some areas.

     - We could be affected by inflation or deflation. Inflation can increase the cost of building materials, land, labor and other construction related costs. Conversely, deflation can reduce the value of our land inventory and make it more difficult to recover the full cost of previously purchased land in home sale prices.

     - Customers may be unwilling or unable to purchase our homes at times when mortgage financing costs are high. Virtually all of our homebuyers finance their acquisitions through our financial services subsidiaries or third-party lenders. In general, housing demand is adversely affected by increases in interest rates and by decreases in the availability of mortgage financing. If effective mortgage interest rates increase and the ability or willingness of prospective buyers to finance home purchases is adversely affected, our operating results may be negatively affected. Our homebuilding activities also are dependent upon the availability and cost of mortgage financing for buyers of homes currently owned by potential purchasers of our homes who cannot purchase our homes until they sell their current homes.

     - Our operating results vary from quarter to quarter. We have historically experienced, and expect to continue to experience, variability in operating results on a quarterly basis. Factors which may contribute to this variability include, but are not limited to:

      -- the timing of home deliveries and land sales;

      -- the timing of receipt of regulatory approvals for the construction of homes;

      -- the condition of the real estate market, prices for homes and general economic conditions;

      -- the cyclical nature of the homebuilding and financial services industries;

      -- prevailing interest rates and availability of mortgage financing;

      -- the increase in the number of homes available for sale in the marketplace;

      -- pricing policies of our competitors;

      -- the timing of the opening of new residential communities;

      -- weather conditions; and

      -- the cost and availability of materials and labor.

     - We could be hurt by loss of key personnel. Our success depends to a significant degree on the efforts of our senior management. Our operations may be adversely affected if key members of senior management cease to be active in our Company. We have designed our compensation structure and employee benefit programs to encourage long-term employment by senior management.

     - Because the Notes are structurally subordinated to the obligations of our subsidiaries that are not guarantors, you may not be fully repaid if we become insolvent. Substantially all of our operating assets are held directly by our subsidiaries. Holders of any preferred stock of any of our subsidiaries that are not guarantors and creditors of any of those subsidiaries, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the Notes. As a result, the Notes are structurally subordinated to the debts, preferred stock and other obligations of those subsidiaries.

     - Because the Notes are unsecured, you may not be fully repaid if we become insolvent. The Notes will not be secured by any of our assets or our subsidiaries' assets. Our obligations under our $1.3 billion senior secured credit facilities, as well as our obligations under our outstanding 7 5/8% Senior Notes due 2009 and our Zero Coupon Senior Convertible Debentures due 2018, are secured by a pledge of the stock of substantially all of our subsidiaries. As of November 30, 2002, we had $1.015 billion of secured indebtedness outstanding. If we become insolvent the holders of any secured debt would receive payments from the assets used as security before you receive payments from sales of the subsidiaries' stock. However, to the extent the subsidiaries are guaranteeing the Notes, their assets would be applied to Note payments before they would be available to the subsidiaries' shareholders.

     - There is no public market for the Notes, so you may be unable to sell the Notes. The Notes are new securities for which there is currently no market. Consequently, the notes may be relatively illiquid, and you may be unable to sell your Notes. We do not intend to apply for listing of the Notes on any securities exchange or for the inclusion of the Notes in any automated quotation system.

     - Our senior secured credit facilities may prohibit us from redeeming the Notes. Our senior secured credit facilities may not permit us or our subsidiaries to make payments on any outstanding indebtedness other than regularly scheduled interest and principal payments as and when due. As a result, our senior secured credit facilities could prohibit us from making any payment on the Notes in the event that the Notes are redeemed. Any failure to pay the redemption price on the Notes would result in an event of default under the indenture governing the Notes, which in turn is likely to be a default under the senior secured credit facilities and other outstanding and future indebtedness.

     - Fraudulent conveyance considerations. Under fraudulent conveyance laws, the guarantees by our subsidiaries might be subordinated to existing or future indebtedness incurred by those subsidiaries who are guarantors, or might not be enforceable, if a court or a creditors representative, such as a bankruptcy trustee, concluded that those subsidiaries:

      -- Received less than fair consideration for the guarantees;

      -- Were rendered insolvent as a result of issuing the guarantees;

      -- Were engaged in a business or transaction for which our or our subsidiaries' remaining assets constituted unreasonably small capital;

      -- Intended to incur, or believed that we or they would incur, debts beyond our or their ability to pay as those debts matured; or

      -- Intended to hinder, delay or defraud our or their creditors.

      The measure of insolvency varies depending upon the law of the relevant jurisdiction. Generally, however, a company is considered insolvent if its debts are greater than the fair value of its property, or if the fair saleable value of its assets is less than the amount that would be needed to pay its probable liabilities as its existing debts matured and became absolute.

     - We have a controlling stockholder. We have two classes of stock: Common Stock, which is entitled to one vote per share, and Class B Common Stock, which is entitled to ten votes per share. Stuart Miller, our President and Chief Executive Officer, has voting control, through family owned entities, of Class B Common Stock that entitles the holders to approximately 64% of the combined votes that can be cast by the holders of our outstanding Common Stock and Class B Common Stock combined. That gives Mr. Miller the power to elect all our directors and to approve most matters that are presented to our stockholders, even if no other stockholders vote in favor of them. Mr. Miller's voting control might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations (including those on the Notes) and to operate our business.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $341.6 million from the sale of the Notes after deducting underwriting discounts and our expenses related to this offering. We will add these net proceeds to our general working capital so that the proceeds will be available for use in our operations, for acquisitions and to purchase or repay outstanding indebtedness. Until we use the net proceeds for these or other purposes, we may invest them in short-term, interest-bearing investments.

                                 CAPITALIZATION
                    (In thousands, except per share amounts)

     The table below shows our capitalization at November 30, 2002 on an unaudited actual basis and as adjusted to give effect to the issuance of the
Notes:

                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                              (UNAUDITED)
DEBT:
Revolving credit facilities.................................  $       --   $       --
Term Loan B.................................................     391,000      391,000
Zero Coupon Senior Convertible Debentures due 2018..........     266,917      266,917
Zero Coupon Convertible Senior Subordinated Notes due
  2021......................................................     248,138      248,138
7 5/8% Senior Notes due 2009................................     272,591      272,591
9.95% Senior Notes due 2010.................................     300,175      300,175
5.950% Senior Notes due 2013................................          --      344,005
Other public debt...........................................      21,941       21,941
Other debt..................................................      84,547       84,547
                                                              ----------   ----------
  Total homebuilding debt...................................   1,585,309    1,929,314
Financial services debt.....................................     853,416      853,416
Limited-purpose finance subsidiaries debt...................       9,202        9,202
                                                              ----------   ----------
  Total debt................................................   2,447,927    2,791,932
                                                              ----------   ----------
STOCKHOLDERS' EQUITY:
Common Stock of $0.10 par value per share, 65,061 shares
  issued(1).................................................       6,506        6,506
Class B Common Stock of $0.10 par value per share, 9,700
  shares issued.............................................         970          970
Additional paid-in capital..................................     873,502      873,502
Retained earnings...........................................   1,538,945    1,538,945
Unearned restricted stock...................................      (7,337)      (7,337)
Deferred compensation plan, 60 common shares................      (1,103)      (1,103)
Deferred compensation liability.............................       1,103        1,103
Treasury stock, at cost, 9,848 common shares................    (158,992)    (158,992)
Accumulated other comprehensive loss........................     (24,437)     (24,437)
                                                              ----------   ----------
     Total stockholders' equity.............................   2,229,157    2,229,157
                                                              ----------   ----------
       Total capitalization.................................  $4,677,084   $5,021,089
                                                              ==========   ==========

---------------

(1) Does not include 6,105 shares of Common Stock issuable upon conversion of the Zero Coupon Senior Convertible Debentures due 2018, 4,040 shares of Common Stock issuable upon conversion of the Zero Coupon Convertible Senior Subordinated Notes due 2021, or 2,414 shares of Common Stock issuable upon exercise of stock options which were outstanding at November 30, 2002.

                              DESCRIPTION OF NOTES

     We have summarized certain terms of the Notes and the Indenture in this section. This summary is not complete. The following description of the particular terms of the Notes supplements the description in the accompanying prospectus of the general terms and provisions of the debt securities. To the extent that the following description of Notes is inconsistent with that general description in the prospectus, the following description replaces that in the prospectus.

     We will issue the Notes under an Indenture dated as of December 31, 1997 between us and Bank One Trust Company, N.A. (as successor to First National Bank of Chicago), as trustee (the "Trustee"), as supplemented by a Supplemental Indenture to be dated as of February 5, 2003 (the "Indenture"). We have filed the Indenture with the SEC. You should read the Indenture for additional information before you purchase any Notes. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). Capitalized terms used but not defined in this section have the meanings specified in the Indenture. For purposes of this "Description of Notes," "we" or "us" refers to Lennar Corporation and does not include our subsidiaries except in references to financial data determined on a consolidated basis.

GENERAL

     The Notes will be our direct, unsecured obligations and will rank equal in right of payment by us with all of our other unsecured and unsubordinated indebtedness. The Notes will be issued in denominations of $1,000 principal amount and integral multiples of that amount and will be payable, and may be presented for registration of transfer and exchange, without service charge, at our office maintained for such purpose in New York, New York. Initially, that office will be the office or agency of the Trustee.

     The Notes are limited in aggregate principal amount to $350,000,000, but we may, without consent of the Holders, "reopen" the Notes series and issue additional Notes at any time on the same terms and conditions and with the same CUSIP number as the Notes we offer by this prospectus supplement. The Notes will mature on March 1, 2013 and will bear interest at the rate per annum set forth on the front cover of this prospectus supplement. Interest on the Notes will be payable semi-annually on March 1 and September 1 of each year, commencing September 1, 2003. We will pay interest to the persons in whose names the Notes are registered at the close of business on the February 15 and August 15 immediately preceding each interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. There is no sinking fund applicable to the Notes.

     In connection with the Notes, we have not agreed to any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of our securities. We have agreed to no covenants or other provisions to protect Holders of the Notes in the event of a highly leveraged transaction or a change in control transaction.

REDEMPTION AT OUR OPTION

     We may, at our option, redeem the Notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days' prior notice, at a redemption price equal to the greater of:

     - 100% of their principal amount, and

     - the present value of the Remaining Scheduled Payments (as defined below) on the Notes being redeemed, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate plus 30 basis points (0.30%).

     We will also pay accrued interest on the Notes being redeemed to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Notes (or such portions thereof) called for redemption and such Notes will cease to be outstanding.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such price on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means (A) Salomon Smith Barney Inc. and Banc One Capital Markets, Inc. (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Remaining Scheduled Payments" means, with respect to any Note, the remaining scheduled payments of the principal (or of the portion) thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

THE GUARANTEES

     Each of the guarantors will unconditionally guarantee on a joint and several basis all of our obligations under the Notes, including our obligations to pay principal, premium, if any, and interest with respect to the Notes. The guarantees will be general unsecured obligations of the guarantors and will rank pari passu with all existing and future unsecured indebtedness of the guarantors that is not, by its terms, expressly subordinated in right of payment to the guarantees or other senior Indebtedness of the guarantors. The obligations of each guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such guarantor and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each guarantor that makes a payment or distribution under a guarantee shall be entitled to a contribution from each other guarantor in an amount pro rata, based on the net assets of each guarantor, determined in accordance with GAAP.

     The Indenture will require that each of our existing and future Subsidiaries (other than any foreign Subsidiary and any finance company Subsidiary) that guarantees any Indebtedness of us or any other Subsidiary (other than guarantees by Subsidiaries of U.S. Home Corporation (one of our Subsidiaries) solely of U.S. Home's obligations under the Senior Secured Credit Facilities) be a guarantor. However, the guarantee of the Notes by a subsidiary will be suspended, and that subsidiary will not be a guarantor and will not have any obligations with regard to the Notes, during any period when the principal amount of our (i.e. Lennar Corporation's) or any Restricted Subsidiary's obligations other than the Notes that the subsidiary is guaranteeing totals, in the aggregate, less than $75 million.

     The Indenture will provide that if all or substantially all of the assets of any guarantor or all of the capital stock of any guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by Lennar or any of its Subsidiaries, then such guarantor or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such guarantor) shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any Holder of the Notes.

CERTAIN COVENANTS

     Limitation on Liens. We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any of our or its properties, whether owned on the date of original issuance of the Notes ("Issue Date") or thereafter acquired, unless:

     - if such Lien secures indebtedness ranking equal in right of payment with the Notes, then the Notes are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien;

     - if such Lien secures Indebtedness which is subordinated to the Notes, then the Notes are secured and the Lien securing such Indebtedness is subordinated to the Lien granted to the Holders of the Notes to the same extent as such Indebtedness is subordinated to the Notes; or

     - such Lien is a Permitted Lien (as defined below).

     The following Liens are "Permitted Liens":

     - Liens on property of a Person existing at the time such Person is merged into or consolidated with or otherwise acquired by us or any Restricted Subsidiary, provided that such Liens were in existence prior to, and were not created in contemplation of, such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with us or any Restricted Subsidiary;

     - Liens on property existing at the time of acquisition thereof by us or any Restricted Subsidiary; provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition and do not extend to any assets other than the property acquired;

     - Liens imposed by law such as carriers', warehouseman's or mechanics' Liens, and other Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

     - Liens incurred in connection with pollution control, industrial revenue, water, sewage or any similar bonds;

     - Liens securing Indebtedness representing, or incurred to finance, the cost of acquiring, constructing or improving any assets, provided that the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges;

     - Liens securing Indebtedness (A) between a Restricted Subsidiary and us, or (B) between Restricted Subsidiaries;

     - Liens incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of our business taken as a whole;

     - pledges or deposits under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of indebtedness) or leases to which Lennar or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of us or of any Restricted Subsidiary or deposits for the payment of rent, in each case incurred in the ordinary course of business;

     - Liens granted to any bank or other institution on the payments to be made to such institution by us or any Subsidiary pursuant to any interest rate swap or similar agreement or foreign currency hedge, exchange or similar agreement designed to provide protection against fluctuations in interest rates and currency exchange rates, respectively, provided that such agreements are entered into in, or are incidental to, the ordinary course of business;

     - Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set off or similar rights and remedies;

     - Liens arising from the Uniform Commercial Code financing statements regarding leases;

     - Liens securing indebtedness incurred to finance the acquisition, construction, improvement, development or expansion of a property which is given within 180 days of the acquisition, construction, improvement, development or expansion of such property and which is limited to such property;

     - Liens incurred in connection with Non-Recourse Indebtedness;

     - Liens existing on the Issue Date;

     - Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

     - Liens securing refinancing Indebtedness; provided that any such Lien does not extend to or cover any property or assets other than the property or assets securing Indebtedness so refunded, refinanced or extended;

     - easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from our properties subject thereto; and

     - any extensions, substitutions, modifications, replacements or renewals of the Permitted Liens described above.

     Notwithstanding the foregoing, we may, and any Restricted Subsidiary may, create, assume, incur or suffer to exist any Lien upon any of our properties or assets without equally and ratably securing the Notes if the aggregate amount of all Indebtedness then outstanding secured by such Lien and all other Liens which are not Permitted Liens, together with the aggregate net sales proceeds from all Sale-Leaseback Transaction which are not Permitted Sale Leaseback Transactions (as defined below), does not exceed 20% of Total Consolidated Stockholders' Equity.

     Sale and Leaseback Transactions. We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale-Leaseback Transaction, except for any of the following "Permitted Sale-Leaseback Transactions":

     - a Sale-Leaseback Transaction involving the leasing by us or any Restricted Subsidiary of model homes in our communities;

     - a Sale-Leaseback Transaction relating to a property which occurs within 180 days from the date of acquisition of such property by us or a Restricted Subsidiary or the date of the completion of construction or commencement of full operations on such property, whichever is later;

     - a Sale-Leaseback Transaction where we, within 365 days after such Sale-Leaseback Transaction, apply or cause to be applied to the retirement of our or any Restricted Subsidiary's Funded Debt (other than our Funded Debt which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Notes) proceeds of the sale of such property, but only to the extent of the amount of proceeds so applied;

     - a Sale-Leaseback Transaction where we or our Restricted Subsidiaries would, on the effective date of the relevant sale or transfer, be entitled, pursuant to the Indenture, to issue, assume or guarantee Indebtedness secured by a Lien upon the relevant property at least equal in amount to the then present value (discounted at the actual rate of interest of the Sale-Leaseback Transaction) of the obligation for the net rental payments in respect of such Sale-Leaseback Transaction without equally and ratably securing the Notes;

     - a Sale-Leaseback Transaction between (A) Lennar and a Restricted Subsidiary or (B) between Restricted Subsidiaries, so long as the lessor is Lennar or a wholly-owned Restricted Subsidiary; or

     - a Sale-Leaseback Transaction which has a lease of no more than three years in length.

     Notwithstanding the foregoing provisions, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction involving any real or tangible personal property which is not a Permitted Sale-Leaseback Transaction, provided that the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions, together with all Indebtedness secured by Liens other than Permitted Liens, does not exceed 20% of Total Consolidated Stockholders' Equity.

COMPLIANCE CERTIFICATE

     We must deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate as to the signer's knowledge of our compliance with all conditions and our covenants in the Indenture. The Officers' Certificate also must state whether or not the signer knows of any Default or Event of Default. If the signer knows of such a Default or Event of Default, the Officers' Certificate must describe the Default or Event of Default and the efforts to remedy it. For the purposes of this provision of the Indenture, compliance is determined without regard to any grace period or requirement of notice under the Indenture.

EVENTS OF DEFAULT AND REMEDIES

     The following are Events of Default under the Indenture:

     - if we fail to pay any interest on the Notes continuing for 30 days after it was due;

     - if we fail to pay any principal or redemption price due with respect to the Notes;

     - our or any Restricted Subsidiary's failure to fulfill an obligation to pay Indebtedness for borrowed money (other than Indebtedness which is non-recourse to us or any Restricted Subsidiary), which such failure shall have resulted in the acceleration of, or be a failure to pay at final maturity, Indebtedness aggregating more than $50 million;

     - our failure to perform any other covenant or warranty in the Indenture, continued for 30 days after written notice as provided in the Indenture;

     - final judgments or orders are rendered against us or any Restricted Subsidiary which require the payment by us or any Restricted Subsidiary of an amount (to the extent not covered by insurance) in excess of $50 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and

     - certain events of bankruptcy, insolvency or reorganization with respect to us or any Restricted Subsidiary.

     If an Event of Default has occurred and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal amount of the Notes then outstanding and interest, if any, accrued thereon to be due and payable immediately. However, if we cure all defaults (except the nonpayment of the principal and interest due on any of the Notes that have become due by acceleration) and certain other conditions in the Indenture are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the Holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal amount of the Notes will automatically become and be immediately due and payable.

     Within 90 days after a Trust Officer (as defined in the Indenture) has knowledge of the occurrence of a Default or any Event of Default, the Trustee must mail to all Holders notice of all Defaults or Events of Default known to a Trust Officer, unless such Default or Event of Default is cured or waived before the giving of such notice. However, except in the case of a payment default on any of the Notes, the Trustee will be protected in withholding such notice if and so long as a trust committee of directors and/or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

     The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee with regard to the Notes, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

     With the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, we and the Trustee may modify the Indenture or any supplemental indenture or the rights of the Holders of the Notes. However, without the consent of each Holder of Notes which is affected, we cannot:

     - extend the fixed maturity of any Note;

     - reduce the rate or extend the time for the payment of interest;

     - reduce the principal amount of any Note or the redemption price;

     - impair the right of a Holder to institute suit for the payment thereof;
       or

     - change the currency in which the Notes are payable.

     In addition, without the consent of the Holders of all of the Notes then outstanding, we cannot reduce the percentage of Notes the Holders of which are required to consent to any such supplemental indenture.

GLOBAL SECURITIES

     The Notes will be issued in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"). Interests in the Global Securities will be issued only in denominations of $1,000 principal amount or integral multiples of that amount. Unless and until it is exchanged in whole or in part for securities in definitive form, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

BOOK-ENTRY SYSTEM

     Initially, the Notes will be registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

     The Depositary has advised us and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants' accounts, eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

     Payments on the Notes registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the Global Securities. We and the Trustee will treat the Depositary's nominee as the owner of such Notes for all other purposes as well. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of any amount due on the Notes to owners of beneficial interests in the Global Securities. It is the Depositary's current practice, upon receipt of any payment, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the Global Securities as shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with Securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee or us.

     Notes represented by a Global Security will be exchangeable for Notes in definitive form of like tenor in authorized denominations only if:

     - the Depositary notifies us that it is unwilling or unable to continue as Depositary;

     - the Depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we, in our discretion, determine not to require all of the Notes to be represented by a Global Security and notify the Trustee of our decision.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Depositary continues to make its Same-Day Funds Settlement System available to us, all payments on the Notes will be made by us in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading in the Notes; therefore, the Depositary will require that trades be settled in immediately available funds.

CONCERNING THE TRUSTEE

     Bank One Trust Company, N.A., the Trustee under the Indenture, will be appointed by us as the initial paying agent, registrar and custodian with regard to the Notes. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business. An affiliate of the Trustee is one of the underwriters of this offering. In addition, an affiliate of the Trustee is a lender under our credit facilities. The Trustee serves as the trustee for our other outstanding public debt securities. The Trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the Indenture with respect to the Notes by:

     - delivering to the Trustee for cancellation all outstanding Notes; or

     - depositing with the Trustee, after all outstanding Notes have become due and payable (or are by their terms to become due and payable within one year), whether at stated maturity, or otherwise, cash sufficient to pay all of the outstanding Notes and paying all other sums payable under the Indenture by us with respect to the Notes.

     Upon the deposit of such funds with the Trustee, the Indenture will, with certain limited exceptions, cease to be of further effect with respect to the Notes. The rights that would continue following the deposit of those funds with the Trustee are:

     - the remaining rights of registration of transfer, substitution and exchange of the Notes;

     - the rights of Holders under the Indenture to receive payments due with respect to the Notes and the other rights, duties and obligations of Holders, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee; and

     - the rights, obligations and immunities of the Trustee under the Indenture.

CERTAIN DEFINITIONS

     The following are definitions of certain of the terms used in the Indenture.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a legal holiday in New York, New York.

     "Consolidated Net Tangible Assets" means the total amount of assets which would be included on a consolidated balance sheet of Lennar and the Restricted Subsidiaries under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

     (A) all short-term liabilities, i.e., liabilities payable by their terms less than one year from the date of determination and not renewable or extendable at the option of the obligor for a period ending more than one year after such date, and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106;

     (B) investments in subsidiaries that are not Restricted Subsidiaries; and

     (C) all assets reflected on our balance sheet as the carrying value of goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

     "Default" means any event which upon the giving of notice or the passage of time, or both, would be an Event of Default.

     "Funded Debt" of any Person means all Indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such person, and all Indebtedness, contingent or otherwise, incurred or assumed by such person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar Indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such person for a period ending more than one year after the date as of which Funded Debt is being determined. However, Funded Debt shall not include:

     - any Indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depository either on or before the maturity or redemption date thereof;

     - any Indebtedness of such person to any of its subsidiaries or of any subsidiary to such person or any other subsidiary; or

     - any Indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.

     "Holder" means a Person in whose name a Note is registered on the Registrar's books.

     "Indebtedness" means, with respect to us or any Subsidiary, and without duplication:

          (a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all our or any Subsidiary's indebtedness or obligations to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit);

          (b) all our or any Subsidiary's reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or bankers' acceptances;

          (c) all obligations and liabilities (contingent or otherwise) in respect of our or any Subsidiary's leases required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on our balance sheet;

          (d) all our or any Subsidiary's obligations (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

          (e) all direct or indirect guaranties or similar agreements by us or any Subsidiary in respect of, and our or such Subsidiary's obligations or liabilities (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d);

          (f) any indebtedness or other obligations, excluding any operating leases we or any Subsidiary is currently (or may become) a party to described in clauses (a) through (d) secured by any Lien existing on property which is owned or held by us or such Subsidiary, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us or such Subsidiary; and

          (g) any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

     "Lien" means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

     "Non-Recourse Indebtedness" means any Indebtedness of Lennar or any Restricted Subsidiary for which the holder of such Indebtedness has no recourse, directly or indirectly, to Lennar or such Restricted Subsidiary for the principal of, premium, if any, and interest on such Indebtedness, and for which Lennar or such Restricted Subsidiary is not, directly or indirectly, obligated or otherwise liable for the principal of, premium, if any, and interest on such Indebtedness, except pursuant to mortgages, deeds of trust or other security interests or other recourse, obligations or liabilities, in respect of specific land or other real property interests of Lennar or such Restricted Subsidiary securing such indebtedness; provided, however, that recourse, obligations or liabilities solely for indemnities, covenants or breach of warranty representations or covenants in respect of Indebtedness will not prevent that Indebtedness from being classified as Non-Recourse Indebtedness.

     "Officers' Certificate" when used with respect to us means a certificate signed by two of our officers (as specified in the Indenture), each such certificate will comply with Section 314 of the TIA and include the statements required under the Indenture.

     "Paying Agent" means the office or agency designated by us where the Notes may be presented for payment.

     "Person" means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any government agency or political subdivision.

     "Restricted Subsidiary" means any guarantor.

     "Sale-Leaseback Transaction" means a sale or transfer made by us or a Restricted Subsidiary of any property which is either (A) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination, or (B) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to Lennar or a Restricted Subsidiary.

     "Senior Secured Credit Facilities" means the senior secured credit facilities dated as of May 3, 2000, as amended and restated as of May 24, 2002, between Lennar, U.S. Home Corporation, Bank One NA and the other lenders party thereto.

     "Subsidiary," means (1) a corporation or other entity of which a majority in voting power of the stock or other interests is owned by us, by a Subsidiary or by us and one or more Subsidiaries or (2) a partnership, of which we or any Subsidiary is the sole general partner.

     "Total Consolidated Stockholders' Equity" means, with respect to any date of determination, our total consolidated stockholders' equity as shown on the most recent consolidated balance sheet that is contained or incorporated in the latest annual report on Form 10-K (or equivalent report) or quarterly report on Form 10-Q (or equivalent report) filed with the SEC, and is as of a date not more than 181 days prior to the date of determination, in the case of the consolidated balance sheet contained or incorporated in an annual report on Form 10-K, or 135 days prior to the date of determination, in the case of the consolidated condensed balance sheet contained in a quarterly report on Form 10-Q.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter severally, the principal amount of Notes set forth opposite the underwriter's name.

                                                               PRINCIPAL AMOUNT
UNDERWRITER OF NOTES                                               OF NOTES
--------------------                                           ----------------
Salomon Smith Barney Inc. ..................................     $115,500,000
Banc One Capital Markets, Inc. .............................     $ 98,000,000
Banc of America Securities LLC..............................     $ 52,500,000
Deutsche Bank Securities Inc. ..............................     $ 35,000,000
Wachovia Securities, Inc. ..................................     $ 28,000,000
Comerica Securities, Inc. ..................................     $  7,000,000
Credit Lyonnais Securities (USA) Inc. ......................     $  7,000,000
UBS Warburg LLC.............................................     $  7,000,000
                                                                 ------------
     Total..................................................     $350,000,000
                                                                 ============

     The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

     The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed 0.400% of the principal amount of the Notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

                                                              PAID BY LENNAR
                                                              --------------
Per Note....................................................     0.650%

     In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter, in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $150,000.

     We have agreed that, without the consent of Salomon Smith Barney Inc., we will not offer to sell or sell any debt securities to the public from the date of this prospectus supplement through February 5, 2003.

     The underwriters or their affiliates have performed investment banking, commercial banking, dealer and advisory services for us or our affiliates from time to time, for which they have received customary fees and expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business. Salomon Smith Barney Inc., Banc One Capital Markets, Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc., Wachovia Securities, Inc., Comerica Securities, Inc. and Credit Lyonnais Securities (USA) Inc. are each affiliated with one or more of our lenders. Banc One Capital Markets, Inc. is an affiliate of Bank One Trust Company, N.A., the Trustee for the Notes. In addition, Bank One Trust Company, N.A. is trustee under indentures relating to our other outstanding public debt securities.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Clifford Chance US LLP, New York, New York, is passing on the validity of the Notes for us. Willkie Farr & Gallagher, New York, New York, will pass upon certain legal matters relating to the offering of the Notes for the underwriters.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of Lennar Corporation as of November 30, 2001 and 2000 and for the three years in the period ended November 30, 2001 and the related financial statement schedule which are incorporated by reference into the prospectus and the registration statement of which they are a part from our Annual Report on Form 10-K for the fiscal year ended November 30, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference in the prospectus which accompanies this prospectus supplement.

PROSPECTUS

                                  $970,000,000

                               LENNAR CORPORATION

                                  COMMON STOCK
                                PREFERRED STOCK
                         PARTICIPATING PREFERRED STOCK
                               DEPOSITARY SHARES
                                DEBT SECURITIES
                                      AND
                                    WARRANTS

     We may from time to time offer our common stock, preferred stock (which we may issue in one or more series), participating preferred stock, depositary shares representing shares of preferred stock, debt securities (which we may issue in one or more series and which may or may not be guaranteed by some or all of our subsidiaries, other than our subsidiaries which are mortgage or title reinsurance companies) or warrants entitling the holders to purchase common stock, preferred stock, participating preferred stock, depositary shares or debt securities, at an aggregate initial offering price which will not exceed $970,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or directly to purchasers.

     We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities which we offer in the future. We may describe the terms of those securities in a term sheet which will precede the prospectus supplement.

     In each prospectus supplement we will include the following information:

     - The names of the underwriters or agents, if any, through which we will sell the securities;

     - The proposed amounts of securities, if any, which the underwriters will purchase;

     - The compensation, if any, of those underwriters or agents;

     - The major risk factors associated with the securities offered;

     - The initial public offering price of the securities;

     - Information about securities exchanges or automated quotation systems on which the securities will be listed or traded; and

     - Any other material information about the offering and sale of the securities.

     Our common stock is listed on the New York Stock Exchange under the symbol "LEN."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES WE MAY BE OFFERING OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is October 9, 2001

                          FORWARD-LOOKING INFORMATION

     We make forward-looking statements about our business in our filings with the Securities and Exchange Commission. Although we believe the expectations reflected in those forward-looking statements are reasonable, it is possible they will prove not to have been correct, particularly given the cyclical nature of the market for new homes. Among the factors which can affect our future performance are changes in interest rates, changes in demand for homes in areas in which we are developing communities, the availability and cost of land suitable for residential development, changes in the costs of labor and materials, competition, environmental factors and changes in government regulations.

                                     LENNAR

     We are one of the nation's largest homebuilders and a provider of residential financial services. Our homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through partnerships. Our financial services operations provide mortgage financing, title insurance and closing services for our homebuyers and others, package and resell residential mortgage loans, and provide high-speed Internet access, cable television, alarm installation and home monitoring services to residents of our communities and others.

     On May 3, 2000, we acquired U.S. Home Corporation in a transaction in which U.S. Home stockholders received a total of approximately $243 million in cash and 13 million shares of our common stock, which were valued at approximately $267 million at the time of the transaction. U.S. Home and its subsidiaries contributed 39.6% of our homebuilding revenues and 40.7% of our homebuilding expenses during the approximately seven months between the time we acquired them and the end of our fiscal year on November 30, 2000. U.S. Home and its subsidiaries contributed 31.2% of our homebuilding revenues and 31.9% of our homebuilding expenses for the entire fiscal year.

     Our strategy has included:

     - acquiring land at what we believe to be favorable prices through our own efforts and in partnerships;

     - acquiring companies or their assets as a way of expanding our homebuilding and financial services activities;

     - focusing our homebuilding activities on the fastest growing home markets;

     - using our financial services subsidiaries to generate additional earnings; and

     - emphasizing customer care and satisfaction.

     We are a Delaware corporation, with our principal executive offices at 700 N.W. 107th Avenue, Miami, Florida 33172. Our main telephone number at those offices is (305) 559-4000.

                                USE OF PROCEEDS

     Except as may be set forth in a particular prospectus supplement, we will add the net proceeds from sales of securities to our general corporate funds, which we may use to repay indebtedness, including indebtedness of our wholly-owned subsidiaries, for acquisitions, or for other general corporate purposes. While we are continuously involved in discussions about possible acquisitions, the only transaction we are discussing which currently appears probable would involve our payment of approximately $10 million, which would consist partly of cash and partly of shares of our common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                      SIX MONTHS ENDED
                                                      -----------------       YEARS ENDED NOVEMBER 30,
                                                      MAY 31,   MAY 31,   --------------------------------
                                                       2001      2000     2000   1999   1998   1997   1996
                                                      -------   -------   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges(1)...............   4.0x      2.9x     3.5x   4.7x   4.7x   2.2x   2.7x
Ratio of earnings to fixed charges (excluding
  limited-purpose finance subsidiaries)(1)..........   4.0x      2.9x     3.6x   4.8x   4.9x   2.3x   2.9x

---------------

(1) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations. The implied interest component of rent obligations for years prior to 1998 was not material.

     There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue the debt securities under an indenture dated as of December 31, 1997 with Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee, which we may supplement from time to time. The following paragraphs describe the provisions of the indenture. We have filed the indenture as an exhibit to our Registration Statement, File No. 333-73311, and you may inspect it as described under "Information We File" on page 10 or at the office of the trustee.

GENERAL

     The debt securities will be direct obligations of our company and may be either senior debt securities or subordinated debt securities. Some or all of the co-registrants under the registration statement which includes this prospectus (each our direct or indirect subsidiary) may guaranty our payment of debt securities issued under this prospectus. In addition, the debt securities may be secured by some or all of our subsidiaries. The indenture does not limit the principal amount of debt securities that we may issue. We may issue debt securities in one or more series. A supplemental indenture will set forth specific terms of each series of debt securities. There will be prospectus supplements relating to particular series of debt securities. Each prospectus supplement will describe:

     - the title of the debt securities and whether the debt securities are senior or subordinated debt securities;

     - any limit upon the aggregate principal amount of a series of debt securities which we may issue;

     - the date or dates on which principal of the debt securities will be payable and the amount of principal which will be payable;

     - the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, or contingent interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date;

     - the currency or currencies in which principal, premium, if any, and interest, if any, will be paid;

     - whether our obligations with regard to the debt securities are guaranteed by some or all of our subsidiaries;

     - whether our obligations with regard to the debt securities are secured by shares of some or all of our subsidiaries;

     - the place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange;

     - any provisions regarding our right to prepay debt securities or of holders to require us to prepay debt securities;

     - the right, if any, of holders of the debt securities to convert them into common stock or other securities, including any contingent conversion provisions;

     - any provisions requiring or permitting us to make payments to a sinking fund which will be used to redeem debt securities or a purchase fund which will be used to purchase debt securities;

     - any index or formula used to determine the required payments of principal, premium, if any, or interest, if any;

     - the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

     - any special or modified events of default or covenants with respect to the debt securities; and

     - any other material terms of the debt securities.

     The indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. However, supplemental indentures relating to particular series of debt securities may contain provisions of that type.

     We may issue debt securities at a discount from, or at a premium to, their stated principal amount. A prospectus supplement may describe federal income tax considerations and other special considerations applicable to a debt security issued with original issue discount or a premium.

     If the principal of, premium, if any, or interest, if any, with regard to any series of debt securities is payable in a foreign currency, then in the prospectus supplement relating to those debt securities, we will describe any restrictions on currency conversions, tax considerations or other material restrictions with respect to that issue of debt securities.

FORM OF DEBT SECURITIES

     We may issue debt securities in certificated or uncertificated form, in registered form with or without coupons or in bearer form with coupons, if applicable.

     We may issue debt securities of a series in the form of one or more global certificates evidencing all or a portion of the aggregate principal amount of the debt securities of that series. We may deposit the global certificates with depositaries, and the certificates may be subject to restrictions upon transfer or upon exchange for debt securities in individually certificated form.

EVENTS OF DEFAULT AND REMEDIES

     An event of default with respect to each series of debt securities will include:

     - our default in payment of the principal of or premium, if any, on any debt securities of any series beyond any applicable grace period;

     - our default for 30 days or a period specified in a supplemental indenture, which may be no period, in payment of any installment of interest due with regard to debt securities of any series;

     - our default for 60 days after notice in the observance or performance of any other covenants in the indenture; and

     - certain events involving our bankruptcy, insolvency or reorganization.

     Supplemental indentures relating to particular series of debt securities may include other events of default.

     The indenture provides that the trustee may withhold notice to the holders of any series of debt securities of any default (except a default in payment of principal, premium, if any, or interest, if any) if the trustee considers it in the interest of the holders of the series to do so.

     The indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the series of debt securities then outstanding may declare the principal of and accrued interest, if any, on all the debt securities of that series to be due and payable immediately. However, if we cure all defaults (except the failure to pay principal, premium or interest which became due solely because of the acceleration) and certain other conditions are met, that declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the series of debt securities then outstanding.

     The holders of a majority of the outstanding principal amount of a series of debt securities will have the right to direct the time, method and place of conducting proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

     A prospectus supplement will describe any additional or different events of default which apply to any series of debt securities.

MODIFICATION OF THE INDENTURE

     We and the trustee may:

     - without the consent of holders of debt securities, modify the indenture to cure errors or clarify ambiguities;

     - with the consent of the holders of not less than a majority in principal amount of the debt securities which are outstanding under the indenture, modify the indenture or the rights of the holders of the debt securities generally; and

     - with the consent of the holders of not less than a majority in outstanding principal amount of any series of debt securities, modify any supplemental indenture relating solely to that series of debt securities or the rights of the holders of that series of debt securities.

     However, we may not:

     - extend the fixed maturity of any debt securities, reduce the rate or extend the time for payment of interest, if any, on any debt securities, reduce the principal amount of any debt securities or the premium, if any, on any debt securities, impair or affect the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, with regard to any debt securities, change the currency in which any debt securities are payable or impair the right, if any, to convert any debt securities into common stock or any of our other securities, without the consent of each holder of debt securities who will be affected; or

     - reduce the percentage of holders of debt securities required to consent to an amendment, supplement or waiver, without the consent of the holders of all the then outstanding debt securities or outstanding debt securities of the series which will be affected.

MERGERS AND OTHER TRANSACTIONS

     We may not consolidate with or merge into any other entity, or transfer or lease our properties and assets substantially as an entirety to another person, unless (1) the entity formed by the consolidation or into which we are merged, or which acquires or leases our properties and assets substantially as an entirety, assumes by a supplemental indenture all our obligations with regard to outstanding debt securities and our other covenants under the indenture, and (2) with regard to each series of debt securities, immediately after giving effect to the transaction, no event of default, with respect to that series of debt securities, and no event which would become an event of default, will have occurred and be continuing.

CONCERNING THE TRUSTEE

     Bank One Trust Company, N.A., the trustee under the indenture, provides, and may continue to provide, loans and banking services to us in the ordinary course of its business.

GOVERNING LAW

     The indenture, each supplemental indenture, and the debt securities issued under them will be governed by, and construed in accordance with, the laws of New York State.

                            DESCRIPTION OF WARRANTS

     Each issue of warrants will be the subject of a warrant agreement which will contain the terms of the warrants. We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe, as to the warrants to which it relates:

     - the securities which may be purchased by exercising the warrants (which may be common stock, preferred shares, participating preferred shares, debt securities, depositary shares or units consisting of two or more of those types of securities);

     - the exercise price of the warrants (which may be wholly or partly payable in cash or wholly or partly payable with other types of consideration);

     - the period during which the warrants may be exercised;

     - any provision adjusting the securities which may be purchased on exercise of the warrants and the exercise price of the warrants in order to prevent dilution or otherwise;

     - the place or places where warrants can be presented for exercise or for registration of transfer or exchange; and

     - any other material terms of the warrants.

                DESCRIPTION OF COMMON STOCK AND PREFERRED SHARES

     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.10 par value, 30,000,000 shares of class B common stock, $0.10 par value, 100,000,000 shares of participating preferred stock, $0.10 par value, and 500,000 shares of preferred stock, $10.00 par value. At May 31, 2001, 54,018,069 shares of our common stock, 9,772,812 shares of our class B common stock and no shares of participating preferred stock or preferred stock were outstanding.

PREFERRED STOCK

     We may issue preferred stock in series with any rights and preferences which may be authorized by our board of directors. We will distribute a prospectus supplement with regard to each series of preferred stock. Each prospectus supplement will describe, as to the preferred stock to which it relates:

     - the title of the series;

     - any limit upon the number of shares of the series which may be issued;

     - the preference, if any, to which holders of the series will be entitled upon our liquidation;

     - the date or dates on which we will be required or permitted to redeem shares of the series;

     - the terms, if any, on which we or holders of the series will have the option to cause shares of the series to be redeemed;

     - the voting rights of the holders of the preferred stock;

     - the dividends, if any, which will be payable with regard to the series (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative);

     - the right, if any, of holders of the series to convert them into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

     - any provisions by which we will be required or permitted to make payments to a sinking fund which will be used to redeem shares of the series or a purchase fund which will be used to purchase shares of the series; and

     - any other material terms of the series.

     Holders of shares of preferred stock will not have preemptive rights.

COMMON STOCK

     All the outstanding shares of our common stock are fully paid and nonassessable and are entitled to participate equally and ratably in dividends and in distributions available for the common stock on liquidation. Each share is entitled to one vote for the election of directors and upon all other matters on which the common stockholders vote. Holders of common stock are not entitled to cumulative votes in the election of our directors.

     The transfer agent and registrar for the common stock is EquiServe Trust Company, a wholly-owned subsidiary of EquiServe Limited Partnership of Canton, Massachusetts.

CLASS B COMMON STOCK

     Our class B common stock is identical in every respect with our common stock, except that (a) each share of class B common stock is entitled to ten votes on each matter submitted to the vote of the common stockholders, while each share of common stock is entitled to only one vote, (b) the cash dividends, if any, paid with regard to a share of the class B common stock in a year cannot be more than 90% of the cash dividends, if any, paid with regard to a share of the common stock in that year, (c) a holder cannot transfer class B common stock, except to a limited group of Permitted Transferees (primarily close relatives of the class B stockholder, fiduciaries for the class B stockholder or for close relatives, and entities of which the class B stockholder or close relatives are majority owners), (d) each share of class B common stock may at any time be converted into one share of common stock, but common stock may not be converted into class B common stock, (e) amendments to provisions of our Certificate of Incorporation relating to the common stock or the class B common stock require the approval of a majority of the shares of common stock which are voted with regard to them (as well as approval of a majority in voting power of all the outstanding common stock and class B common stock combined), and (f) under Delaware law, certain matters affecting the rights of holders of class B common stock may require approval of the holders of the class B common stock voting as a separate class.

     At May 31, 2001, Leonard Miller, our Chairman, owned, through a family partnership, class B common stock which would be entitled to approximately 64% of the combined votes which could be cast by the holders of the common stock and the class B common stock. That gives Mr. Miller the power to elect all our directors and to approve most matters that are presented to our stockholders, even if no other stockholders vote in favor of them. Mr. Miller has no current intention to convert a significant number of shares of class B common stock into common stock, or to sell any common stock, although, unless otherwise stated in a particular prospectus supplement, he would be free to do so at any time.

     The existence of class B common stock, which has substantially greater voting rights than the common stock, probably would discourage non-negotiated tender offers and other types of non-negotiated takeovers, if any were contemplated. Mr. Miller's ownership might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations and to operate our business. Mr. Miller's ownership of class B common stock would make it impossible for anyone to acquire voting control of us as long as the total outstanding class B common stock is at least 10% of the combined common stock of both classes and we have no other class of stock which votes in the election of directors (if at any time the outstanding shares of class B common stock are less than 10% of the outstanding shares of both classes of common stock taken together, the class B common stock will automatically be converted into common stock).

                  DESCRIPTION OF PARTICIPATING PREFERRED STOCK

     Our participating preferred stock is identical with the common stock in every way, except that (a) no dividends may be paid with regard to the common stock in a calendar year until the holders of the participating preferred stock have received a total of $.0125 per share, then no dividends may be paid in that year with regard to the participating preferred stock until the holders of the common stock have received dividends totaling $.0125 per share, and then any additional dividends in the year will be paid on an equal per share basis to the holders of the participating preferred stock and of the common stock, (b) if we are liquidated, none of our assets may be distributed to the holders of the common stock until the holders of the participating preferred stock have received assets totaling $10 per share, then no assets may be distributed to the holders of the participating preferred stock until the holders of the common stock have received assets totaling $10 per share, and then any further liquidating distributions will be made on an equal per share basis to the holders of the participating preferred stock and of the common stock, and (c) holders of participating preferred stock will vote separately on corporate actions which would change the participating preferred stock or would cause the holders of the participating preferred stock to receive consideration in a merger or similar transaction which is different from the consideration received by the holders of the common stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may issue depositary receipts representing interests in shares of particular series of preferred stock which are called depositary shares. We will deposit the preferred stock of a series which is the subject of depositary shares with a depositary, which will hold that preferred stock for the benefit of the holders of the depositary shares, in accordance with a deposit agreement between the depositary and us. The holders of depositary shares will be entitled to all the rights and preferences of the preferred stock to which the depositary shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in that preferred stock.

     While the deposit agreement relating to a particular series of preferred stock may have provisions applicable solely to that series of preferred stock, all deposit agreements relating to preferred stock we issue will include the following provisions:

     Dividends and Other Distributions. Each time we pay a cash dividend or make any other type of cash distribution with regard to preferred stock of a series, the depositary will distribute to the holder of record of each depositary share relating to that series of preferred stock an amount equal to the dividend or other distribution per depositary share the depositary receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary shares in proportion to the depositary shares held by each of them, or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary shares in proportion to the depositary shares held by them.

     Withdrawal of Preferred Stock. A holder of depositary shares will be entitled to receive, upon surrender of depositary receipts representing depositary shares, the number of shares of the applicable series of preferred stock, and any money or other property, to which the depositary shares relate.

     Redemption of Depositary Shares. Whenever we redeem shares of preferred stock held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary shares constituting, in total, the number of shares of preferred stock held by the depositary which we redeem, subject to the depositary's receiving the redemption price of those shares of preferred stock. If fewer than all the depositary shares relating to a series are to be redeemed, the depositary shares to be redeemed will be selected by lot or by another method we determine to be equitable.

     Voting. Any time we send a notice of meeting or other materials relating to a meeting to the holders of a series of preferred stock to which depositary shares relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary shares, and the depositary will send those materials to the holders of record of the depositary shares on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary shares and will vote or not vote the preferred stock to which the depositary shares relate in accordance with those instructions.

     Liquidation Preference. Upon our liquidation, dissolution or winding up, the holder of each depositary share will be entitled to what the holder of the depositary share would have received if the holder had owned the number of shares of preferred stock which is represented by the depositary share.

     Conversion. If shares of a series of preferred stock are convertible into common stock or other of our securities or property, holders of depositary shares relating to that series of preferred stock will, if they surrender depositary receipts representing depositary shares and appropriate instructions to convert them, receive the shares of common stock or other securities or property into which the number of shares of preferred stock to which the depositary shares relate could at the time be converted.

     Amendment and Termination of a Deposit Agreement. We and the depositary may amend a deposit agreement, except that an amendment which materially and adversely affects the rights of holders of depositary shares, or would be materially and adversely inconsistent with the rights granted to the holders of the preferred stock to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary shares. No amendment will impair the right of a holder of depositary shares to surrender the depositary receipts evidencing those depositary shares and receive the preferred stock to which they relate, except as required to comply with law. We may terminate a deposit agreement with the consent of holders of a majority of the depositary shares to which it relates. Upon termination of a deposit agreement, the depositary will make the shares of preferred stock to which the depositary shares issued under the deposit agreement relate available to the holders of those depositary shares. A deposit agreement will automatically terminate if:

     - all outstanding depositary shares to which it relates have been withdrawn, redeemed or converted or

     - the depositary has made a final distribution to the holders of the depositary shares issued under the deposit agreement upon our liquidation, dissolution or winding up.

     Miscellaneous. There will be provisions (i) requiring the depositary to forward to holders of record of depositary shares any reports or communications from us which the depositary receives with respect to the preferred stock to which the depositary shares relate, (ii) regarding compensation of the depositary, (iii) regarding resignation of the depositary, (iv) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct) and (v) indemnifying the depositary against certain possible liabilities.

                                 LEGAL MATTERS

     Clifford Chance Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166, will pass upon the validity of any securities we offer by this prospectus. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

                                    EXPERTS

     The financial statements as of November 30, 2000 and 1999, and for each of the three years in the period ended November 30, 2000, and the related financial statement schedule incorporated by reference into this prospectus and the registration statement of which it is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in and incorporated by reference in our Annual Report on Form 10-K for the year ended November 30, 2000, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements and schedules of U.S. Home Corporation incorporated by reference in this prospectus and the registration statement of which it is a part from U.S. Home's Annual

Report on Form 10-K for the fiscal year ended December 31, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference in this prospectus the following documents which we have previously filed with the Securities and Exchange Commission under the File Number 1-11749 or U.S. Home Corporation has previously filed with the Securities and Exchange Commission under the File Number 1-05899:

     (a) our Annual Reports on Form 10-K and form 10-K/A for the fiscal year ended November 30, 2000;

     (b) our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2001;

     (c) our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2001;

     (d) our Current Report on Form 8-K dated May 2, 2000;

     (e)  our Current Report on Form 8-K/A dated June 30, 2000;

     (f)  our Current Report on Form 8-K dated April 3, 2001;

     (g)  our Current Report on Form 8-K dated April 4, 2001;

     (h) our Current Report on Form 8-K dated October 5, 2001;

     (i)  our Definitive Proxy Statement dated March 9, 2001;

     (j) the description of our common stock contained in our registration statement under Section 12 of the Securities Exchange Act of 1934, as amended, as that description has been altered by amendment or reports filed for the purpose of updating that description; and

     (k) U.S. Home Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     Whenever after the date of this prospectus we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

     We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus. We will provide this information at no cost to the requestor upon written or oral request addressed to Lennar Corporation, 700 Northwest 107th Avenue, Miami, Florida 33172, attention: Director of Investor Relations (telephone: 305-559-4000).

                              INFORMATION WE FILE

     We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information we file also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

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                                  $350,000,000

                               LENNAR CORPORATION
                          5.950% SENIOR NOTES DUE 2013

                                  LENNAR LOGO

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                             PROSPECTUS SUPPLEMENT
                                JANUARY 31, 2003
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                          Joint Book Running Managers

SALOMON SMITH BARNEY                              BANC ONE CAPITAL MARKETS, INC.
                          ---------------------------
                              Joint Lead Managers

BANC OF AMERICA SECURITIES LLC    DEUTSCHE BANK SECURITIES   WACHOVIA SECURITIES
                          ---------------------------
COMERICA SECURITIES            CREDIT LYONNAIS SECURITIES            UBS WARBURG

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